6). FUND MERGERS
On February 20, 2004 the shareholders of the below Lindner Funds approved the agreement and plan of reorganization providing for the transfer of assets and assumption of liabilities of the Lindner Funds to the corresponding Hennessy Funds. On February 27, 2004 the merger was transacted between the Lindner Large-Cap Growth Fund and the Hennessy Total Return Fund. On March 11, 2004 the merger was transacted between the Lindner Market Neutral Fund and the Hennessy Balanced Fund.
The following table illustrates the specifics of the tax free mergers:

(1) Includes accumulated net realized loss on investments of $24,728,086 and no unrealized gain/loss on investments.
(2) Includes accumulated net realized loss on investments of $96,508,193 and unrealized gain on investments of $360,740.